PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.


                                                            PEPSICO INCORPORATED
                                                                        12-04-00
                                                            Confirmation #560104







                              PEPSICO INCORPORATED

                           Moderator: Kathleen Luke

                                December 4, 2000

Operator:             At this time for opening remarks and introductions I would like to turn the call over to Ms. Kathleen Luke, Vice
                      President of Investor Relations. Please go ahead ma'am.

Kathleen Luke:        Thank you and good morning. I'm Kathleen Luke,
                      Vice President of Investor Relations for PepsiCo. Here in
                      New York joining me are Roger Enrico, and Quaker's Bob
                      Morrison. In Chicago we have Sue Wellington, head of US
                      Beverages, that's Gatorade and the three food heads, Polly
                      Kawalek Hot Breakfast, Chuck Maniscalco, Convenience
                      Foods and Margaret Stender, Ready to Eat.

                      I'd like to thank you all for joining us this morning particularly on such short notice. As I hope you know, this morning we announced some very exciting news. We have reached an agreement under which PepsiCo will combine with the Quaker Oats Company. And that's what we'd like to talk about today. In a moment I'll turn the call over to Roger Enrico, Chairman and Chief Executive Officer of PepsiCo.

                      But before I do that please bear with me while I read our Safe Harbor language. This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances.

                      Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and the benefits of the pending merger between PepsiCo and Quaker Oats.

                      Factors that could cause actual results to differ materially from those described herein include the inability to obtain shareholder or regulatory approval, action of the US, foreign or local government, the inability to successfully integrate the businesses of PepsiCo and Quaker Oats. Costs related to the merger, the inability to achieve cost cutting synergies resulting from the merger, changing consumer or marketplace trends, and the general economic environment.

                      Neither PepsiCo nor Quaker Oats is under any obligation to and expressly disclaimed any such obligation to update or alter this forward-looking statement whether it was the result of new information, future events or otherwise. We urge investors to read the proxy statement prospectus or any other relevant documents that PepsiCo and Quaker Oats have filed or will file with the Securities and Exchange Commission because they contain important information.

                      Thank you for your patience. Now let me turn the call over to Roger Enrico.

Roger Enrico:         Well good morning. I'm delighted that so many of you have
                      been able to be with us this morning both on this conference call and I'm sure many more on the world wide web on the PepsiCo Web site which is simulcasting this call.

                      We're happy that you're here with us at what is I think one terrific moment in the history of PepsiCo and Quaker. And what I'd like to do this morning is walk you through this historic combination. And if you'll bear with me with some patience this may take some time. But I'll try to communicate as clearly as I can what we believe are the benefits and why we are so enthusiastic about this combination of PepsiCo and Quaker.

                      I'll take you through the structure of the deal, the financials that we expect, our strategic value that we see in this combination, the hard synergies that we expect this combination to bring about. And what you might expect of PepsiCo from a financial perspective after this combination is completed, along with a discussion of our implementation plans and the leadership team that will be driving this company going forward. And then of course we're going to take your questions.

                      Now one of the things that you will hear me say repeatedly throughout this discussion is this is conservative and this is not in the model and this assumption is not rolled into our numbers. Basically what we have done here is I think as you'll agree as you listen to what I have to say is modeled a very, very conservative approach in terms of what we have put into the numbers that we'll you about with regard to this combination.

                      So listen carefully if you would please to what's in and what's not in the numbers. We obviously expect and will charge our people with performing against all of the synergies and strategic values we see but keeping with our practice at PepsiCo of being very conservative in the expectations that we set for investors. And to be a consistent performer that outperforms expectations, we have modeled this business combination conservatively.

                      Let me go first now to the transaction terms. This will be a transaction on a pooling basis with 2.3 PepsiCo shares exchanged for each share of Quaker Oats. At Friday's close that makes the offer value at about $13.3 billion. The mechanics of the deal are that the deal price, if you will, is capped at $105 per Quaker share. And that would mean a PepsiCo stock price of $45.65.

                      Now below a PepsiCo stock price of $40 which would at 2.3 mean a Quaker value of $92 The Quaker Oats Company has the right not to conclude this deal unless PepsiCo should choose to top up the exchange to equal the $92 minimum. At above $105 a Quaker share, in other words above PepsiCo share price of $45.65 the exchange ratio would decline so that Quaker shareholders would receive a value equaling $105 a share.

                      Assuming that the 2.3 exchange ratio will in fact be implemented that is the share prices will be somewhere below the cap if you will, the pro forma ownership of the new company once the deal is completed would be 83% of PepsiCo, present PepsiCo shareholders and 17% present Quaker Oat shareholders.

                      We have included in our agreement a deal protection mechanism which includes a $420 million breakup fee should Quaker for some reason choose not to proceed with this deal other than of course the walk away for a minimum price. And the ability for PepsiCo to exercise up to a 19.9% option on Quaker stock. We would expect this deal to close sometime between the first quarter and the second quarter of next year, 2001.

                      So that's the deal mechanics. Now before I talk about what Quaker brings to PepsiCo, let me step back if I may and remind you that since our restructuring PepsiCo has been already operating at a new and higher level. We have refocused our corporation to participate in three high growth businesses, refreshment beverages, enhanced or functional beverages, specifically with Tropicana juice portfolio and the salty snack business.

                      From that overall goal of participating in the convenient food and beverage market worldwide, a huge market with very good growth, both historically and prospectively, we have set clear financial objectives for PepsiCo. And those objectives have been that we would generate 6% to 7% top line growth in the company, that is sales revenue growth. And that would yield an operating profit growth from our divisions of about 10% to 11% per year.

                      And with some leverage that we get below the line from interest and corporate expenses and share repurchases and the like, that would yield 12% to 13% earnings per share growth consistently. And with the kind of discipline that we have put into this company with regard to capital expenditures and the management of cash, we would expect our business to grow - our return on invested capital I should say to grow by 50 to 100 basis points per year.

                      Now that financial discipline that we have put into this corporation has resulted now in five quarters of consistent solid growth in which we have met or exceeded all expectations. And we expect this quarter, the fourth quarter of 2000, to meet expectations as well. And that will result in a full year EPS growth rate for PepsiCo well above mid teens for 2000.

                      In addition to the income and performance that this corporation has delivered over the last five and now six quarters, we have employed stringent strategic criteria and extremely tight financial screens as we look at all kinds of capital expenditures. Whether those be for plants and equipment or for acquisition activities. And as a result share repurchases have been a major element in our portfolio over the last several years having bought back nearly $9 billion worth of PepsiCo stock.

                      Now, we're delighted that this combination of PepsiCo and Quaker meets the lion share of our strategic criteria. Plus, it absolutely passes the rigorous financial screen that we've had in place here for acquisition activities.

                      So what does this deal all add up to financially, giving you the base level of what PepsiCo was doing and will continue to be able to do? The fact is that our corporation has a great deal of scale. There is no compelling, strategic void that requires us to do an activity - an acquisition activity like this. So what does this all add up to in terms of the combination of Quaker and Pepsi?

                      Well the headline here is that the combination is going to solidify our growth prospects but more importantly, enhance them going forward. Now we've used a conservative base model for Quaker and we have been conservative as I suggested earlier in modeling synergies. And the results that we expect from all of this, even with the conservatism are terrific.

                      First of all, we expect the combination to enhance the top line. We were as I mentioned, expected to grow at 6% to 7% a year. We now believe we can deliver upwards of 7% growth going forward on a consistent basis.

                      Secondly, it enhances EBIT growth. We committed as I mentioned to 10% and 11% operating profit growth from our operating divisions with modest synergies that I'll detail in this conversation. We will add a percentage point to that growth rate going forward looking at 11% to 12% EBIT growth from this combined company.

                      Thirdly, it will enhance EPS growth. I said we expect 12% to 13% growth for PepsiCo. We now expect our pro forma combined company to do 13% to 14% earnings per share growth going forward.

                      And finally, return on invested capital. The combination of Quaker and Pepsi will immediately improve PepsiCo's return on invested capital by almost 200 basis points, in as much as Quaker has as it stands, a higher ROIC than does PepsiCo. And over the next five years, by year five, we expect the return on invested capital of PepsiCo to improve by over 600 basis points. All in all, I think you'll agree, an excellent financial outcome.

                      Now we'd like to walk through this transaction and lay out what I see as the strategic fit between PepsiCo and Gatorade - and Quaker, excuse me. I'll start with Gatorade. Now clearly base Gatorade did the most important part of the portfolio that's being added into the PepsiCo Corporation. It is a powerhouse brand generating $2.1 billion in sales with a three year historical growth rate of 12% in sales and 15% a year in profits.

                      Now in creating a base case if you will for the Gatorade business in a model, we projected growth rates going forward that are less than that three year historical growth rate I just mentioned. In fact we are expecting a bit better than 9% growth in revenues versus the 12% that Gatorade performed over the last three. And an EBIT growth rate of around 13.5% less than the of course 15% growth over the last three years.

                      Now, our conservatism in all of this has absolutely nothing to do with confidence in the Gatorade brand. This clearly is one of the best brands in anything in consumer products in the United States today. It has one of the greatest track records of brands, not only over the last three years but over the last 40 years, virtually, since it was acquired by Quaker Oats.

                      We are simply again being conservative in our modeling so that this is all about PepsiCo will continue to be all about meeting and exceeding expectations. Now Gatorade is a great story in and of itself but it's even better when you see what Gatorade brings to PepsiCo.

                      So let me start first by talking about PepsiCo's beverage portfolio within the US and International beverage market. Now in the United States we have - you can think about it. We have two beverage businesses within PepsiCo. We have a Pepsi Cola refreshment beverage portfolio and we have a Tropicana functional beverage portfolio.

                      Now within the Pepsi Cola refreshment beverage portfolio we have carbonated soft drinks and we have non-carbonated soft drinks. Now most of our portfolio presently is carbonated soft drinks, about 90%. Ten percent of our portfolio on the Pepsi side is non-carbonated soft drinks. And of course that is the most rapidly growing part of our business with Aquafina, with Lipton teas, with Frappacino and with FruitWorks, and soon to be added the Dole line of juices into the Pepsi system.

                      On the Tropicana side of the business we can kind of look at this in two ways. One is we have a chilled business, Tropicana not from concentrate pure premium and others. And we have a shelf stable or ambient business, such items as Tropicana Twister juice drinks. Our business breaks down about 80% chilled in Tropicana and 20% shelf stable or ambient.

                      Now for the purposes of this discussion going forward I'd like you to think about a business that incorporates the non-carbonated soft drinks part of the Pepsi Cola portfolio and the juice business that we have with Tropicana, both the ambient part and the chilled part and then graph Gatorade into this combination. So the addition of Gatorade to PepsiCo significantly enhances clearly our share of non-carbonated beverage business in the United States.

                      Along with the addition of Sobe in the number, PepsiCo will have a 25 share of the non-carbonated beverage business. And that will be about 1.5 times the next largest player. Now it's not just the starting point we're excited about. It's the growth prospects. Now non-carbonated refreshment and functional beverages are about 28% of the total beverage market in this country. And they're growing at 8% to 9% a year as compared to the carbonated beverages in the marketplace growing at say 2% to 3% a year.

                      Now, so the addition of Gatorade has strengthened the growth prospects of our portfolio significantly. But clearly there is more. Now what I'd like to do is kind of walk you through the synergies that we see coming out of Gatorade and PepsiCo being combined.

                      Now, clearly, there is an opportunity to increase penetration of Gatorade in the United States and abroad. But let me think about the United States now and I'd like to walk you through these opportunities kind of channel by channel because they're quite different as you think about the various ways of getting product to market and to various kinds of customers.

                      First of all, think about the large format stores out there. These are the supermarkets, the warehouse clubs, the large stores. Gatorade is already distributed, extremely cost effectively through their warehouse system. And we do expect this to continue. You think about Gatorade's presence in those kinds of stores and its availability, the range of SKUs that are available. Clearly the Quaker Oats Company has done a superb job of bringing that product to market through large format stores. And we think that would just continue.

                      The second group or channel I'll talk about are chain convenience stores and the like. Now in this case Gatorade has also distributed very effectively through a broker system. Again if you think about going into a 7 Eleven or a Circle K out there you will find a wide range of Gatorade SKUs available, well merchandised in the cold vault. And again the Quaker Oats Company has done an excellent job and their sales organization has done an excellent job of getting that product out.

                      And I would say that this is highly likely to continue as is unless there is some sort of (unintelligible) in any kind of region in the country. In which case obviously we have the ability to fall back upon if you will or to look to the Pepsi bottling system on a selective basis.

                      Now the third sort of group or channel I'll describe here is what I'll call for the purposes of this discussion, the unorganized channel or the old way of saying it I guess were the moms and pops but I don't think we're really talking about moms and pops anymore. Now here we clearly can selectively put Gatorade through the Pepsi bottling system where we have under-served regions and under-served customers.

                      In addition there are also have opportunities in vending and schools. So in delis and the moms and pops and the small convenience chains and the schools and the vending and so on and the like there is a clear opportunity. Because Gatorade's penetration and presence and availability is no where near in those kinds of accounts the high level it is in the organized C stores and in the large format.

                      So clearly that benefit is there. A number of people have written about that. We absolutely believe that will be an opportunity for Gatorade and PepsiCo. But I want to tell you that we have not modeled any top line growth synergies from this. So as relates to the Gatorade business, okay, we expect Gatorade to grow at the rates that I described earlier in the base case. That is, a little over 9% of revenue growth and something around 13.5% in profit growth and that's what's in the model that we're talking about this morning.

                      Now turning to International, Gatorade International is presently a $380 million business. And clearly there are opportunities to increase the availability and presence working with our Pepsi Cola International bottling system and even with our Frito-Lay International capabilities around the world. Those opportunities are not that dissimilar from the ones that I just described for the United States. But again in modeling this merger, this combination of companies, we have assumed zero upsides from the international business.

                      So let me turn now to where we see some very real hard synergies. And the big story here is Tropicana. Now as I mentioned, the Tropicana business has two parts. The chilled business representing 80% of it's portfolio, Tropicana Pure Premium being the biggest brand. And the ambient business, Tropicana Twister, Season's Best and so on which represents 20% of the portfolio.

                      Now the thing to know about the ambient business is to think about the market. It is a big market, it's about $7.5 billion in the United States and it's been growing at over 3% a year. The second thing to think about that business, the ambient market if you will, it is a - it is highly fragmented. Now Tropicana's juice portfolio, unlike Pepsi's beverage business, goes to market through a broker warehouse system much like Gatorade does.

                      However, Tropicana especially on the shelf stable or ambient side lacks the national scale and presence that Gatorade has which we recognize is in part, that is the Gatorade presence, we recognize is in part as a result of the overall scale of the combined Quaker food business as well, and Gatorade. So piggybacking off of this scale broker warehouse and commercial organization, the major account sales, broker management and so on, we believe could result in significant benefits for Tropicana.

                      Now let me give you a bit more detail on that. In the large format stores, as I mentioned earlier, Gatorade has extremely good presence, extremely good availability of SKU's and is extremely well merchandised. And it happens to be merchandised in the same aisle as this - these ambient products I've been talking about, Tropicana ambient and the other ambient juice drinks and the like.

                      A combination of Gatorade and Tropicana will give PepsiCo a 12% to 13% share of the large format alternative beverage aisle business. And what this does is gives us the legitimacy to be the category captain of the alternative aisle. That means that we would be the preferred partner with retailers on an intellectual basis and a know how basis to help retailers to unclutter the aisle, to improve the turns in the aisle, improve the cash flows profitability and so on.

                      As I said, this aisle is extremely fragmented in clutter and if any of those of you would choose to go out into a supermarket after we finish if you walk down that aisle you will certainly see what I'm talking about. So we believe there is a significant amount of upside capability from combining the Tropicana and the Gatorade go to market system and sales and marketing capability in terms of the benefit being to significantly improve our sales of Tropicana ambient products.

                      Now outside of the large format stores and again in C stores, Tropicana will be able to take advantage of Gatorade's excellent presence as I mentioned before to get more presence for itself in the all important cold vault where the margins are high. Now this is definitely a top line opportunity that we are excited about.

                      And let me tell you how we've included this in our model. So what's in the model here now is that over the next five years Tropicana's ambient business in combination with Gatorade will grow significantly. We believe what we can grow that business to be up 50% from what it currently is in large format stores and up by three fold or 300% in small format stores.

                      Now the net incremental benefit of that to PepsiCo would be $400 million in additional revenue by year five. And the operating profit flow through of that additional revenue would add $45 million pre tax to our bottom line by year five.

                      Now, this upside of Tropicana ambient beverages is the only beverage top line synergy opportunity we have modeled in the financial case for this combination. And that sits upon what I believe is already a relatively conservative base case of 9.5% thereabouts for revenue growth on Gatorade and 13.5% in profit growth.

                      Now let me turn away for the moment on the beverage side here from top line synergies and top cost synergies resulting from Gatorade and the rest of the Quaker portfolio being part of PepsiCo. The first major bucket here is procurement savings. Now clearly the overall scale of PepsiCo and Quaker combination can help reduce costs of direct materials like PET, cartons, et cetera, as well as that of all other goods and services.

                      And while the procurement savings as I mentioned sort of apply to all of Quaker, we're going to model it here in beverages since it's the largest single contributor. Now we've included $60 million of benefits, pre tax benefits by year five from purchasing savings. Now frankly we're pretty confident that we can get a lot more than that. But again, in keeping with the overall theme of conservatism, we feel comfortable with committing to this number at this time.

                      Now the next element to think about, excuse me, on cost savings is that Tropicana and Gatorade and for that matter, the Quaker non-snack food business are warehouse delivered products. And we believe there are considerable savings available through consolidating the go to market capabilities of the combined companies.

                      Now Tropicana, Gatorade and other Pepsi Cola products like Lipton, Sobe Frappacino are all hot fill products.
                      And we think there are opportunities for better system capacity rationalization and therefore cost reduction as we will be able to manage all of these things now in a coordinated way.

                      There is also a significant cost reduction opportunity in looking at the overall supply chain in adding to the manufacturing and selling things that I've mentioned, the warehousing and logistics. So between the SG&A effect of this rationalization if you will, and the rationalization relating to hot fill, again conservatively modeled, we expect to realize an additional $65 million pre tax savings by year five.

                      Now, there's a third area of opportunity from this Gatorade PepsiCo acquisition or combination I should say which is truly, truly exciting. And this relates to laying the pipeline for the future building capabilities starting with R&D.

                      With the Gatorade Sports Science Institute and the Tropicana Nutrition Center, we will lead the beverage industries capability in nutrition and physiology. And we will have the beverage industry's leading expertise in functional beverage manufacturing technology as well... capabilities of continuing to generate profitable topline growth.

                      Let me turn our attention just a second back to the international side of things. Under what I'll described as sort of international network building.

                      If you think about putting Tropicana, Gatorade, teas and the like together, we can now justifiably selectively justify selectively building or making it attractive for others to put in hot fill production capacity in some regions of the world. And that creates tremendous growth opportunities for the company. That's an opportunity that would be difficult for us to capitalize on now without the kind of scale that this combination might bring about.

                      Again, keep in mind, we haven't modeled any upsides from those sorts of capabilities. So let me now summarize if I can, the Gatorade, PepsiCo, beverage story. First, what's in the model. What's in the model is Gatorade based volume
                      - base case, excuse me, a little over 9% revenue growth and 13-1/2% EBIT growth.

                      And added to that we had $400 million of incremental revenues of the Tropicana ambient business by year five, and the profit flow-through resulting from that of $45 million pre-tax. In addition to that, we expect by year five, $60 million procurement savings, and $65 million of other cost savings relating to SG&A, hot fill manufacturing, logistics, the go to market combination and the like.

                      What's not in the model is the Gatorade sales benefit from Pepsi-Cola's US and international system capability or the new innovation capability from combined R&D and marketing know-how.

                      Now I'd like to turn your attention to the other pillar of PepsiCo which is snacks. Now virtually all the focus up to this moment in the press and with me here now this morning has been - virtually everything anyone talks about is Gatorade. And that's understandable considering the powerhouse brand that is it.

                      But we think this combination gives us a great deal more than that. It gives us a terrific second brand in Quaker itself, and a great business in snacks. Now as you know, Quaker is already in snacks, rice cakes and bars -- granola bars and the like -- with a portfolio of leadership products and brands. They presently have a $380 million business which has grown at 10% in revenues in EBIT over the past three years.

                      I think you're also quite familiar with Frito-Lay's strategy that we articulated a little over a year ago that we call the add more strategy. That is to selectively build out from our powerhouse core salty snack business adding - growing out from that core to add products now that perhaps are not salty snacks but are close-in type of products in terms of the way consumers would consume them.

                      And to make that add more strategy a reality, we have been reengineering the Frito sales organization in our pre-pick system which will help us to increase capacity, increase the number of SKUs that we can effectively handle through the Frito-Lay system which would allow us to immediately distribute these products through Frito-Lay and realize upsides.

                      Now, let's talk a little bit about the model assumptions here for the Quaker snack food business in combination with PepsiCo. I said that the - over the last three years that the EBIT and revenues in EBIT have grown at 10%. We are assuming a base growth rate for that business of 8% in revenues and just shy of 11% in EBIT going forward.

                      Now given - in combination with PepsiCo and Frito-Lay's distribution capability in the United States, we would expect to significantly increase the revenues of that snack food business. In fact I think we believe that we can quite conservatively double that business which would add - double the rate of growth I should say of that business, which would add $200 million with the revenues by year five. And the flow-through of pre-tax basis for that would be $34 million.

                      So we'd have a business in the base case growing at 8% and aisles accelerating to mid teens in sales adding $200 million more than otherwise would be the case, a profit growth rate in the base case of just shy of 11% to which we would add $34 million by year five of incremental pre-tax profits.

                      This does not include international upsides from leveraging exactly the same thing which we of course know exists but we've chosen not to model in at this time.

                      Now to us here at PepsiCo, the even more exciting story about the Quaker brand here is that as with beverages, the growth platform that the Quaker snack food business brings to us is truly exciting. If you think about what's going on in the consumption of meals in the United States, and in fact, in many countries in the world today, we have a continuation of the - as they say, the deconstruction of meals.

                      What it simply means, is more and more people are getting their nutritional and caloric intake on an on-the-go basis. And it seems as though the same consumer trend which is effecting beverages and the tremendous growth of single serve and cold bottle beverages is also effecting the way we consume food products. We are moving toward the sweet spot of convenient food and beverages of one-handed meals, on-the-go eating.

                      And clearly that has been the case up to now for fun foods. That in fact is the way fun foods are consumed. We see this market migrating over the years into something more than fun foods, as a legitimate way for people to get their nutritional needs or part of their nutritional needs for the day. And I believe that that is going to be a huge business in this country.

                      Now it's already quite big. If you think about it, the way it's manifested most clearly today is in the bar business. We have granola bars. We have protein bars. We've got energy bars and the like. And those business right now are about $2 billion. That is, the market's about $2 billion. It's growing at 9% a year. And I think as I said, that consumer trends are going to sustain if not accelerate this growth rate going forward.

                      Now you can think about it this way. As consumers look for nutritious snacks for some day parts, bars are an ideal way to kind of smuggle the nutrition in to the fun. Now today, PepsiCo is not in this business although we have identified it as a critical add more need. Now with Quaker Oats, we get a bar business that gives us legitimacy over night in this category. We get the brands, the products and the R&D in manufacturing and marketing expertise.

                      In addition, we get some very important strategic capabilities. The Quaker brand name allows us to build now a morning snacking business, a segment of the day that's undeserved by Frito-Lay. The Gatorade mark allows us to build an afternoon snack business. And for those of you that have not had the opportunity to taste the new Gatorade Energy Bar, I encourage you to do so. I think it is clearly the best tasting energy bar on the market bar none.

                      And the Quaker trademark as I said, gives us the legitimacy, the nutrition credentials if you will, to think about effectively playing in all of this and being a leader in this whole trend.

                      So the net net of all of this, is I can say that the Quaker snack business may only be about 8% of their present portfolio. But it sure has a much higher share of excitement to us at PepsiCo.

                      Now let me turn the attention to the balance of the Quaker portfolio. And for the purpose of this discussion just to keep it simple, let's call it the non-snack food business.

                      Now first and foremost, I want to go on record as saying, the non-snack food business is a good business. It has sales estimated this year of $2.6 billion. It has an EBIT margin of about 17%. It has had a four-year EBIT growth rate of about 4%. And it throws off a relatively prodigious amount of cash.

                      Now, to put it all in perspective, when we combine PepsiCo and Quaker, this non-snack food business will represent about 10% of pro forma PepsiCo sales and about 11% of EBIT day one. And it is that we do not expect - inasmuch as we don't expect it to grow as fast as the rest of our portfolio, that percentage will go down over time.

                      The non-snack food business of Quaker has great leadership brands like Quaker Oatmeal, Life, Cap'n Crunch, Aunt Jemima, Rice-a-Roni, et cetera. And most of the brands that are in this portfolio, have leadership shares in their category. I'd also say as I mentioned earlier, that the scale of this non-snack food business is important to the overall warehouse go-to-market capability that will generate synergies for our Tropicana portfolio. And this business has been managed extremely well by the Quaker management team, which we intend to lock in -- that is the management team -- so that they can continue to deliver the great results that they've been posting for the last number of years.

                      So we've modeled this non-snack food business to deliver conservative revenue growth of 3.3% over the next five years and what I think is modest profit growth of 4-1/2% a year over the next five years. Now I would think about this business as one with consistent predictable earnings with some upsides now and then.

                      Now clearly in no way does the presence of non-snack foods in our portfolio change PepsiCo's core strategy to focus on three high-growth business -- refreshment beverages, functional beverages and snacks. We have no plans, no intention for non-snack foods to evolve into a fourth strategic leg for PepsiCo.

                      Now that summarizes the lines of business, their outlook in synergies. Let me turn now to another smaller set of synergies that come from a combination of corporate G&A and multiple other sources.

                      Now we've modeled modest reductions for this whole bucket of sort of corporate redundancies that get created because of this combination to add up to $26 million pre-tax by year five.

                      So just to recap now our financial projections, standalone PepsiCo is expected to deliver revenue growth of 6% to 7% and EBIT growth of 10% to 11%. As a result of the combination with Quaker, we've layered in synergies of $230 million pre-tax by year five of which we expect $65 million will be realized in year one.

                      And when you add together all of the top and bottom signed synergies, the resulting algorithm is accompanied with revenues growing at 7% plus and EBIT at 11% to 12%.

                      Now let me turn our modeling assumptions to below the operating profit line to kind of fill out the income statement for you starting with interest expense.

                      Net interest expense pro forma 2000 for PepsiCo will be about $215 million. Now pooling as you know, requires us to cease share repurchases causing cash to build up on our balance sheet. So net interest expense will come down to $50 million by year two -- by year two after the deal is completed. And we will have around $5 billion in cash with some modest levels of debt.

                      Now after two years, the rules allow us if we so chose, we're free to repurchase shares. And if we look out to year five, we estimate net interest expense for the combined PepsiCo to be somewhere around $200 million a year.

                      Now let me turn to the tax rate. Let me mention by the way, that the interest expense numbers that I just described are in the model, the financial model for the combination. Now turn to the tax rate.

                      We've assumed Quaker's tax rate at 34%. As you know, PepsiCo's is presently 32%. So just working the arithmetic, the pro forma tax rate's 32.4% for... PepsiCo are working independently on tax strategies combining this
                      - if you combine this with the opportunities resulting from working together.

                      Now we expect the outcome of the work we're doing now to be a reduction of the combined company's tax rate by 1 to 2 points within the first two years after close. However we have not modeled what we believe will be a significant tax benefit into our financial projections at this time for the combination.

                      Now moving from income to cash, let's talk a little bit about cap ex or capital expenditures. If we were to simply add our respective company's cap ex's together, the result is a capital expenditure rate of approximately 5.5% of sales year one. Cap ex projections for the two companies independently combined with the topline synergies from the combination that I've talked about, cause this cap rate to come down to approximately 4-1/2% by year five. Now this of course doesn't include any cap ex for any ongoing or further tuck-in acquisitions, you know, principally for the Frito-Lay and the soft drink business of PepsiCo. And this is what we've modeled into our cap ex assumptions.

                      Again we believe that that's a conservative approach and we think there are upsides to what I just said. Because as we jointly work on supply chain rationalization, cap ex needs are likely to go down further. And the sheer scale of the combined company will allow us to procure capital equipment more efficiently. Again, we haven't modeled in any of these efficiencies, merely the base assumptions that I've described earlier.

                      Now as we kind of come down to the cash line if you will, in our modeling, we've sort of mentally set aside and estimated $400 million for merger-related restructuring costs. Now that's about typical for deals of this size. And to be conservative again, we're going to assume for the moment that all of that $400 million's going to be cash cost, unlikely but we'll assume that to be conservative, and that it'll be spent in the first two years.

                      Now over the next few months, obviously we're going to work to refine these numbers and provide you with a more accurate picture of what that is likely to be. But year one, the pro forma free cash flow per share which as I'll remind you, excludes dividends, share repurchases, ongoing acquisitions, et cetera, is modestly diluted.

                      Beyond year one, cash flow per share will be accretive as we expect cap ex requirements to decline and as the cash benefits of the profit synergies flow through. Cumulatively, that is adding up all the first five years together, based upon this conservative model that I've taken you through, we expect free cash flow per share to increase by roughly 20 cents a share over the next five years setting aside the merger expenses.

                      So if I may let me kind of try to roll all this together for you again. New PepsiCo revenue growth goes up from 6% to 7% to a solid 7% plus. EBIT growth goes up a whole percentage point from 10% to 11% to 11% to 12%. Earnings per share goes up a point from 12 to 13 expected to 13 to 14 expected. Return on invested capital goes up 200 basis points closing, and then improves to 600 basis points improvement by year five.

                      The deal we would expect is 1 to 2 cents accretive to earnings per share in its first full year. And this combination of PepsiCo and Quaker creates multiple new avenues to accelerate the growth of our refreshment beverage, functional beverage and snack food portfolios.

                      So now I hope you can see and I hope you share our excitement about this combination.

                      A little note on 2001, as I'm sure you'd all like to kind of work the models as quickly as possible. As of now of course, we have no way of knowing when the deal will close. We expect it will happen in four to six months. Because of timing on closing, I would recommend you not add much if anything to 2001 EPS targets at this point.

                      2001 EPS guidance for PepsiCo has been 12% to 13%. I said
                      - as I said, I expect the combination to be 1 to 2 cents accretive in the first 12 months post-merger. But deal won't close until half way through the year. And the $65 million in savings that we expect, that is the cost synergies pre-tax, we expect to bring in in the first 12 months, are going to build over time. So it's not going to fall equally from the - between the first half of that period of time and the second half. It will obviously go up the curve pretty sharply into the second half of that first year.

                      So there you have it. There's now a new PepsiCo, stronger than ever, still highly focused on three phenomenal growth businesses -- snacks, refreshment beverages and functional beverages. It's a company that will be among the largest of the global food and beverage companies in terms of both sales and EBIT. It's a company that will represent in the United States, one of the most important partners for our customers. We will continue to be the fastest contributor to the growth of our retail customers, the most important contributor to their profits, and the most important contributor to their cash flow.

                      And we would expect with your confidence and help that we will have a company with a market capitalization well North of $80 billion -- a true powerhouse in convenient foods and beverages.

                      Now that's the deal and that's the strategy and that's the hard numbers and what we're so excited about. But let me share with you now, switch over and talk about implementation, because it's one thing to do a deal and have the rationale and have all the arithmetic work. It's another thing to actually get out there and make it happen.

                      And from the moment that Steve Reinemund and I and Indra Nooyi for that matter, thought about this, we began thinking about how do we deliver the goods? How do we implement? How do we assure smooth and superb execution? And that's really a question all about people. So I'd like you to think about another important asset, maybe the most important asset that will come in this combination to PepsiCo. And that's the Quaker team.

                      I think those of you who have been investors in Quaker would agree with me to say that over the last several years under Bob Morrison's leadership as Chairman and CEO, this has been a team that has delivered to the nines. It's a highly professional, capable, extremely well performing team.

                      So I'm happy to say first of all, when we think about how you assure execution, is you make sure that you have the people who know all about it stay with you. And the first person that I'm delighted to announce that will stay with us is Bob Morrison himself. Bob is going to be joining PepsiCo. He's committed to stay a minimum of 18 months after the close. We are hoping and expecting that his arithmetic value is about as good as Karl Von Der Heyden's who you may recall came here some four years ago for a 12-month stint. And if it works out way, we'll have Bob for a long time indeed.

                      Now as I thought about Bob's role changing with this combination from CEO and Chairman of a public company, and what he was doing in terms of the right thing I think he believe and I certainly believe and I'm sure his shareholders believed for his shareholders and for his employees in agreeing to come on and joining us at PepsiCo for this period of time at a minimum so that the shareholders of the combined companies would see the benefits that I've talked about here this morning, and that the employees would see the opportunities that I've - kind of implied this morning.

                      Anyway, as I've thought about Bob's willingness to do that in the example of his unselfish willingness to do that, I felt it was only fitting that I do the same thing. And so therefore, I did recommend to our board of directors, some management changes that will take effect upon the closing of this deal.

                      Bob will as I said, join PepsiCo as Vice Chairman. And he'll be elected to our Board of Directors. And Bob will also be Chairman, President and CEO of Quaker and be an overall - the single person most responsible for integrating Quaker into PepsiCo and for -- along of course with Steve Reinemund and others -- for realizing the benefits of this combination.

                      Now Steve will at that time, become Chairman and CEO of PepsiCo. As you know, we announced a number of months ago that that was our intention and we would transition over the next two years with sometime in 2001, Steve becoming CEO and sometime in 2002, him becoming Chairman.

                      We decided that it makes a lot of sense to move that up, and that's what we intend to do. Indra Nooyi will become President of PepsiCo, responsible for all of the corporate activities, and retain her Chief Financial Officer title and be elected to the Board of Directors are well.

                      And I will join Bob as the Vice Chairman of PepsiCo. And he and I will report to Steve once Steve becomes Chairman and CEO of the company.

                      Now I'd just like sort of wrap this up with kind of a personal statement if you will. I've never been more enthusiastic about PepsiCo than I am at this moment. I am extraordinarily enthusiastic about working with this team, obviously continuing to work with the PepsiCo team that I know and love and have come to know in this last month or so especially, a number of the members of the Quaker team and of course, Bob himself.

                      This earlier transition date that we're talking about between Steve and myself, does not suggest a lessening of my commitment of time or energy to PepsiCo in any way. And in fact, I look upon this as the most exciting way I could possibly imagine to conclude if you will, my career at PepsiCo over the next couple of years.

                      So with that, let me turn this discussion and meeting back over to Steve Reinemund who will become the new Chairman and CEO of PepsiCo to field your questions. Steve?

Steve Reinemund:      Thank you Roger. And today is truly a defining moment for
                      PepsiCo and for Quaker. Along with everybody at both organizations, I'm proud to be a part of such a defining moment in the history of our combined companies. And I'm obviously very pleased about the vote of confidence that Roger and the board and the rest of the great PepsiCo management team has given me. And I must say that the honor of serving and the privilege of leading PepsiCo is more than a little bit humbling when you consider the past trio who have been the CEO and the legacies they have left at this company.

                      And my enthusiasm for the opportunity to lead PepsiCo has been incredibly strong over the past months since Roger made this decision. But I have to say, today's development takes it to completely a different level. And we were in my opinion, a premier consumer products company before today's announcement. But the combined PepsiCo and Quaker is truly now in a league of its own.

                      And PepsiCo and I'm sure that Quaker feels the same way, we often talk about what attracted us here and what it inevitably comes down to is a thinking about our dynamic businesses and our brands, the world-class talent that we work with, and the chance to make a significant difference with our personal impact. And I would have to say today's news only strengthen those attributes for everyone on the combined PepsiCo Quaker team.

                      I'd like to take just a moment if I can to mention Roger's decision to move to Vice Chair. And it's certainly not unusual for CEOs to turn over the reins. But I can't think of another case -- I've never heard of another case -- where the CEO turns them over and then he volunteers to stay on and keep contributing. And I think it's just consistent with the life time of commitment that Roger's made to PepsiCo and the depth of his personal loyalty to this company.

                      I appreciate Roger's support and I intend to keep counting on it. And he mentioned that he hoped that Bob's arithmetic is not any better than Karl's. And I would only add that I hope that Roger's arithmetic is no better than either one of them and that I can count on all three of them for many years to come. And I must say that I treasure the friendship that I've had with Roger, and I value all the lessons that he has taught me in the past and the ones that he will teach me in the future.

                      Now I've only known Bob Morrison for a short time, But I have to tell you that being that he was a former Marine hero, I knew that I would like him before I even met him. And it felt right from the day we walked into the same room together. And it's certainly proven out by the events that led up to today.

                      He's committed to his company, his shareholders and his people. He's open and candid in his style. And he's passionate about what he does. And I know Bob will be as good to work with as he was to deal with. And that was pretty exceptional. And I kept - to say this morning that I'm as delighted about Indra's promotion as I am about this transaction overall. Because she is one of the most talented and deserving leaders that I've ever known. She's not only played a key role in making this combination work, but as all of you know, she's been instrumental in everything that we've done over the last five years. And it's been a real privilege to work alongside her. She's not only very good at what she does, but she's also a lot of fun.

                      So sort of in closing, I'd like to reinforce Roger's points about the tremendous enhancement that this combination offers to both companies and to our stakeholders, our customers, our partners, shareholders and all of our associates.

                      You know, as I think back, the last time we talked about something like this, was when we shared the announcement of the addition of Tropicana to our family. And we were very optimistic at that time as you can remember, about the potential. But we never expected that it would turn out as well as it has. And I believe there are lots of parallels to what we deal today. We're confident that we will be sitting here a year from today, and that we will have great...

                      ...our business press or very importantly, Quaker employees, want everybody to know that I'm personally, absolutely thrilled with the prospect of combining the Quaker Oats company with PepsiCo. It's obvious I think, that this merger is a good thing for Quaker shareholders.

                      For the three years through October 31 of this year -- and I'm picking that date because it was just a couple of days before the takeover rumors hit the press, for that three-year period, Quaker shareholders had seen an average annual return of nearly 22% -- a return that as you know, far out-distanced the performance of any of our food peers over that period. At Friday's close, we anticipated Pepsi's deal will provide a premium of nearly 20% on top of the October 31 price.

                      So I think clearly, this represents a very attractive immediate return. But of far greater importance to those shareholders who have taken a longer term view, I think there's an opportunity here to participate in one of the most dramatic growth stories in food and beverage history.

                      I think everybody's aware that in recent times, mergers in our industry or others, often bring together one struggling company with another, or at best, one struggling company with one who is doing well. This merger is really unusual in that respect. It's combining two companies that are both firing on all cylinders, leading their industries in every respect, combining two companies each with highly respected management teams.

                      This combination presents the prospect of a truly awesome growth story and therefore very impressive future returns for our Pepsi-shareholders over time.

                      I just want to say that I think this merger is also good for our employees at Quaker. Quaker employees I think, have proven that they're winners. This merger will provide them with a very significant increase in the resources available to keep on winning in the marketplace. And the merger will also provide them with an opportunity to grow on a personal level, in a company long known for identifying and developing a diverse group of strong leaders.

                      Our employees, I think are going to thrive in this environment and will see greater career growth possibilities than were even possible in a standalone Quaker Oats company.

                      I'm genuinely excited to join Roger, Steve and Indra as part of the PepsiCo leadership team. I firmly believe we are going to do great things together.

Man: Thank you Bob. And at this point, we'd be happy to entertain any questions.

Operator:             Thank you. The question and answer session will be
                      conducted electronically today. If you would like to ask a question, please press the star or asterisk key followed by the digit 1 on your telephone. We will proceed in the order that you signal us and take as many questions as time permits. Once again, that is star 1 to ask a question.

                      And our first question comes from Blaine Marder of GE Assessments.

Blaine Marder:        Hi. Do you anticipate reissuing any shares to kind of
                      conform with pooling criteria?

Man:                  Indra, do you want to handle that?

Indra Nooyi:          Yes, we have to reassure about 20 million shares to cure
                      the taint.

Blaine Marder:        Okay, and that will be done immediately upon closing?

Indra Nooyi:          It'll be done just before closing.

Blaine Marder:        Thank you very much.

Operator:             Our next question will come from Nick Booth of
                      Wellington Management.

Nick Booth:           Yes hi there. I've got a question on synergies that may or may not be in your model. The cold drink channel, any opportunities there for enhancing Gatorade's position there with your bottling distribution system?

                      And then secondly in the international markets where you may have a particularly strong presence I'm thinking of Mexico, what are the synergies there that you model into the projections of forward-looking earnings growth?

Steve Reinemund:      Well (Nick), as Roger said, we think that there are
                      opportunities all over our businesses to add. But we did not include synergies for either one of the examples that you mentioned in our model.

Nick Booth:           Okay, thank you.

Operator:             Our next question comes from John Faucher of JP Morgan.

John Faucher:         Thanks. Just wanted to follow-up on Nick's comment. Can
                      you compare the Gatorade percentage of volume by distribution channel specifically? I `m thinking vend in some of these small format stores where you've said it's underdeveloped? Can you compare Gatorade's percentage of volume through those channels to sort of your standard CSD lines?

Steve Reinemund:      I might ask if Sue Wellington in Chicago who leads the
                      Gatorade business would answer that question.

Sue Wellington:       Sure, hello. Hi, it's Sue. About 90% of the Gatorade
                      business in the United States is through what Roger would have described as either large format or chain convenience store, drug, mass merchant club business. We have a relatively small on-premise business that is very, as you know, targeted to points of sweat to be under 10% of our business.

                      And I would echo although it's not modeled, that there certainly is an opportunity for us to expand our view of on-premise and specifically go after the vend opportunity again, although it's not in any of the numbers you just heard.

Blaine Marder:        So that 10%, would that include sort of the mom and pop
                      (bodegas) type of volume? Or would that be mostly - would that be in the 90%?

Sue Wellington:       It'd be in the 90%. And that's really less than 2% of the
                      90%.

Blaine Marder:        Great thanks.

Operator:             And we'll go next to Andrew Conway of Morgan Stanley.

Andrew Conway:        Thank you operator. A couple of brief questions. Indra, in your modeling, if you could give an idea in terms of your base case revenue and EBIT growth in the non-snack food business, talk a little bit about, Steve perhaps, when you've looked at the non-food business, or Roger, the opportunities you see going forward in revenue opportunity? And finally, comparing the (unintelligible), a little bit of the capital intensity in both businesses please?

Indra Nooyi:          Andrew, let me just talk about the non-snack food business
                      Andrew. What we've modeled in our base case, is 3.3% revenue growth going forward and 4-1/2% EBIT growth going forward. And as Roger mentioned to you, on Gatorade we have modeled 9.4% revenue growth and 13-1/2% EBIT growth.
                      This does not include any of the synergies.

                      And on the snack side, we've included 8% revenue growth and 10.8% EBIT growth. This is again, Quaker standalone base case. And if you total all these together, we have a base case Quaker of 6.4% revenue growth and 8.7% EBIT growth between the years 2000 and 2005.

Steve Reinemund:      Andrew, to the second question, as Roger said, we think
                      that this opportunity to take the Quaker legitimacy and the snack brands that they already have and the extensions to that into the Frito system is an enormous upside. We have obviously accelerated the growth from the current business because of that. But frankly the upside to that is what makes us all very optimistic about the combination.

Operator:             Anything further Mr. Conway?

Andrew Conway:        Just a comparison if Indra would provide a view as to the
                      capital intensity please of Quaker versus Pepsi as revenues should grow faster than capital spending. Are they taking into account the high single volume growth of the Gatorade brand?

Indra Nooyi:          Let's just talk about capital. As again, Roger mentioned
                      in his opening comments Andrew, PepsiCo standalone today is about 5-1/2% capital expenditures percentage of sales.
                      And Quaker has a higher cap ex as a percentage of sales this year.

                      The combination, just a simple summation, gets us to 5-1/2%. What we've done in our modeling is looked forward and adjusted for this unusually high capital expenditure that Quaker has this year and looked at our own plan. And excluding any acquisition related cap ex, and including all the costs - I mean the topline synergies that come into the model, this capital expenditure as a percentage of sales comes down to 4-1/2%.

                      And again, as we mentioned to you earlier, this number does not include any cap ex that we might avoid because of all the supply chain rationalization opportunities available to us, nor does it include a reduction in the cost of capital equipment procured because of the additional scale that PepsiCo brings to Quaker.

                      So we still have to go kick the tires and the number. But for the sake of modeling today, again staying with this whole thing of conservatism, my suggestion is between now and 2005, you draft this 5.5% number down to 4-1/2%.

Andrew Conway:        Thank you.

Operator:             And our next question today comes from David Nelson of CS
                      First Boston.

                      Mr. Nelson, please go ahead. Your line is open. Without hearing response sir, I would like to move on to Jennifer Solomon of Salomon Smith Barney.

Jennifer Solomon:     Thanks so much. I just want to make sure that I've got
                      this correct numbers for the synergies. You talked about
                      65 million of cost savings for (unintelligible) for rationalization of hot sell on the beverage side. What about any kind of cost savings purchasing leverage on the domestic food side? Do you see really much opportunity there? Do you want to give us any kind of number at this point?

Roger Enrico:         Jennifer, let me take this - Roger. Let me take that one
                      because I also understood that I transposed a number during my presentation. So I'll just take you down quickly again through the synergies trip from the standpoint of the pre-tax operating impact going out to year five.

                      As I said, they were $230 million. Forty-five million of the 230 comes from the improvement in Tropicana ambient sales in the - essentially in the Gatorade Quaker system. Thirty-four million dollars of the opportunity comes from the improvement in Quaker snack sales in the Frito-Lay system. Sixty million dollars comes from procurement which is the question you had just raised to $60 million by year five.

                      While I said that, I ascribed that all to beverages. In fact, that is all across the Quaker product line. And it's other goods and services. It's everything. Now frankly our purchasing people think that is extraordinarily conservative number. And we're going to count on them proving us wrong. That is, proving themselves right that this very conservative.

                      And then the next one was this - the whole question of Tropicana and Pepsi-Cola non-carbs and Gatorade with the hot fill production, the warehousing, the - all that sort of supply chain go-to-market capability. That was $65 million.

                      And then finally by year five, we'd have 26 million of savings of corporate and other. So that's the way the 230 shakes out.

Jennifer Solomon:     Thank you.

Operator:             And from AG Edwards, Timothy Swanson has our next
                      question.

Timothy Swanson:      Yes, good morning everyone. You clearly pointed out what
                      happens in year five as well as what happens in year one.
                      My question is more so if you were to take a look at what your baseline is and you have a target of the 13% to 14%, how does year two through four relate to that 13% to 14%?
                      And is there enough leverage in the tax rate as well as the - some other non-operating issues to reach that target in the first maybe two - or three year?

Indra Nooyi:          Let me just say that one of the - the reason we've modeled this combination with PepsiCo is that in no year do we move away from our stated topline, EBIT or earnings per share growth. In absolutely no year between the first year of the deal and the fifth year of the deal.

                      Rather than walk you through the assumptions year by year, why don't we do that off-line to the extent that we can. But what you should assume is stay within those financial guides we have committed to you, and then work backwards from that, counting in the synergies on the schedule that we've just given you.

Timothy Swanson:      Okay, so really you are holding yourself to 13% to 14%
                      earnings per share growth in year two through year five?

Indra Nooyi:          Year two - the first full year after the merger, you've
                      got to be very careful about the calanderization of the merger. So it's not just in a fiscal year two which would be 2002. But it would be the second full year after the merger. So that's the way you should work in the numbers.

                      But yes, if we ramp up closer, you know, to 13% in the first year and then slowly work up, you know, to the higher number, closer to 14, but, it's that range of 13 to 14.

Timothy Swanson:      Okay, thank you.

Operator:             And we'll go next to John McMillin of Prudential
                      Securities.

John McMillin:        Good morning everybody. Bob, on behalf of Quaker
                      shareholders, good job. So now you can drink soft drinks at your desk without feeling guilty. You always used to amaze me watching you drink...

Man:                  Never mind.

John McMillin:        I won't mention it was a toast. Just - this deal sounds
                      great for Pepsi. But just taking the Devil's advocate point of view for a second, let's just assume Pepsi's stock in a weak market goes down to 36, 37. Sorry for the background noise. What - basically, I'm just trying to get what kind of protection's going to be made Bob, in terms of your willingness one to walk, and Pepsi's willingness to kind of make us whole at 92. Can you just kind of walk through that scenario and make a guess of what happens?

Bob: Yes, that's the kind of hypothetical question that's very very difficult to deal with because I would be flabbergasted with the story we've got here if the stock ever got to 40 or below 40. So I think that's something that I think it's an academic question we're never going to have to deal with. But I appreciate the question John.

John McMillin:        I hope you're right.

Bob:                  So do I.

John McMillin:        That must mean you have been. My only comment to the
                      numbers which appear conservative but, you know, Bob, if you're - if this non-snack food business can do 3.3% sales, I want to do a lot more than 4-1/2% earnings. Is anything - my only comment to the Quaker numbers is the sales goal that appeared to be a little bit high in relation to the earnings goal for the non-snacks business, am I missing something... cereal margin compression of whatever you're assuming?

Bob: Yes, I wouldn't read too much into that. As you know, our board's approved this on Saturday. We were not part of all the discussion on it. I will tell you that everything that Pepsi used in modeling it was based on numbers that we provided them during due diligence.

                      I'll tell you that without question, we would - our whole management team would stand behind all of the total assumptions used in this total model that they've got from the standpoint of revenue growth and profit growth. If you're asking me, do I hold my people to higher EBIT growth on the food business knowing we've got all this cost savings coming out from the restructuring -- and we told you about that absolutely -- but I think the totals that we're looking at which were what - in six and nearly nine, are very consistent with our numbers and very consistent with everything I've always told you - told the analysts and the investors.

(John McMillian):     Okay, well congratulations.

Bob:                  Thank you.

Operator:             And from UBS Warburg, Caroline Levy has our next question.

Caroline Levy:        Good morning everybody, couple of questions. One, why will a deal take so long to close? You know, are you being very conservative in thinking around April or, you know, if you could just run us through that a little bit?

                      And secondly, if we could just touch on what the pricing assumptions are for Gatorade going forward?

Man: Caroline, let me ask our General Counsel Rob Sharpe, to field your first question.

Rob Sharpe:           Caroline, I think in this day and age with the
                      unpredictability of what comes out of Washington and how long regulatory approvals take, we're planning this to be conservative. We really think we have a great story to tell from a regulatory standpoint. And I'm hopeful we can get through it sooner than that.

                      But just for our modeling purposes, consistent with everything else we've done in the model, we're trying to be conservative.

Caroline Levy:        Okay. And on the pricing for Gatorade?

Indra Nooyi:          Be more specific Caroline if you must - if you may.

Caroline Levy:        Just of the 9% revenue growth or 9-1/2% in Gatorade, how
                      does this break out volume and pricing?

Bob: We really can't talk about forward-looking pricing. It would not be good competitively for us to do that. What I'll tell you is very basically, these numbers are consistent with our numbers and are not really driven by pricing. I think I can tell you that.

Caroline Levy:        Okay, can I ask for clarification from Roger on one thing?
                      On free cash flow per share, you mentioned 20 cents a share. Is that per year?

Roger Enrico:         No, that was cumulative over the first five years.

Caroline Levy:        Okay thanks.

Indra Nooyi:          Caroline, there's one other point. The Gatorade base case
                      number is 9.4% revenue and 13-1/2 EBIT is a global
                      Gatorade number. It's not just a US number. So it's a global Gatorade number which includes improvement in certain other countries of the world too.

Caroline Levy:        Thank you.

Operator:             And our next question comes from (Eric Katzman) of
                      Deutsche Bank.

Eric Katzman:         Hi, good morning. I have two questions. The first is is it possible given the structure of the deal, that if you got unsolicited bids for the non-snack business, that underpooling those could be sold if Quaker had not spoken to the bidder beforehand? And then second, it would seem to me from a total Pepsi perspective -- although I'm not a beverage analyst -- 1% topline growth should generally translate into much more than 1% EBIT growth. So do you have more of an optimistic scenario that you could share with us? Because 1% top to 1% EBIT seems pretty conservative.

Man:                  Eric, let me ask Rob to handle your first question.

Rob Sharpe:           Eric, I think within the bounds of preliminary
                      regulations, our basic intention is not to sell these businesses. I think that consistent with the position on the accounting, your right the facts and circumstances in pooling situations can change going on - what goes on in the future. But any deal that might happen in the future I think is pure speculation. And I certainly wouldn't assume it. I think we're very comfortable with the quality of these businesses in the context of the overall transaction.

Roger Enrico:         And Eric, in relation to your second question, we've
                      said, you know, throughout this presentation that we believe our assumptions are conservative and we certainly would have internal expectations what would be higher. And
                      I think I'd leave your question at that in a sense that we today want to stand on the commitments that we make conservative as they are.

Eric Katzman:         Okay thank you.

Operator:             And we'll move next to -Ann Gurkin of Davenport
                      Incorporated.

Ann Gurkin:           Good morning, congratulations everybody.

Man:                  Thank you.

Ann Gurkin:           One question you touched a little bit about your goal and
                      FruitWorks. Any changes to the launching of those products, timing of those products, support behind those products -- anything like that?

Man:                  No changes. As you know, FruitWorks is in the market.
                      They have been very successful this year, exceeded our expectations quite frankly. And Dole is on track to - actually almost as we speak to be in the marketplace.

Ann Gurkin:           Great, thank you.

Operator:             And we'll go next to Manny Goldman of ING Barings.

Manny Goldman:        Good morning everyone. Just a couple of questions if I
                      may. First one, with the non-carbonated drinks business and the US strengthening so significantly over the last couple of months including this transaction, what would you look for over the next several years in terms of US soft drink unit volume growth rate?

                      And the second thing, totally different. In the international business, could you comment on the energy bar business and what exists outside of the US and the potential let's say over the next several years?

Steve Reinemund:      On your first question Manny, I think Roger alluded to
                      it in his opening comments that we think that that carbonated beverage piece of US business will probably grow in the 2% to 3% range -- somewhere in that neighborhood. And I think that's really what we said all along. And we don't see any major changes to that at this point.

                      On your second question, the energy bar business outside the United States we think is a big upside. It is not very well developed. Quite frankly, there's probably a lot of development yet to be in the United States but certainly upside. And we think with our distribution business it's quite a good fit.

Roger Enrico:         And I would add Manny, on the US beverage business, if
                      we think about carbs as you said and then we talked about the non-carbs, since the non-carbonated business category, the market if you will, is drawing about 9. And if we take the broadest interpretation of non-carb that I talked about earlier in the presentation which would include the juice businesses from Tropicana, both chilled and the ambient, and then the non-carbs that Pepsi-Cola already has in the Aquafina and so on, and then kind of loop
                      Gatorade into that just for the arithmetic of this whole discussion, you know, obviously we would have a non-carb portfolio that is growing faster than the total carbonated market. And we would have a much higher percentage of the mix of our present - and we presently do. Because
                      Tropicana pure premium is growing high single digit real growth. And at Gatorade we expect high single digit revenue growth. You know what Aquafina and the rest of these are doing.

                      So we're going to see if you think about our beverage portfolio and that sort of universal kind of look at it, you're going to see a step-up that's fairly significant in our US volume growth rates.

Manny Goldman:        So a 2% to 3% number would probably - under those
                      theoretical assumptions anyway could very well be too low.

Roger Enrico:         Well 2% to 3% on the carb side I think is probably not -
                      that's probably reasonable. But if you can add non-carb into it it's going to be much higher than that.

Manny Goldman:        Got you. Okay, thanks very much.

Operator:             From Prudential Securities, George Thompson has our next
                      question.

George Thompson:      Good morning.

Man:                  Good morning George.

George Thompson:      Steve, maybe you could answer this question. It seems to
                      me that when you look at the beverage business, what Pepsi brings to the table here are higher margin channel mix.
                      And I'm wondering how you work that into the 9-1/2% growth number?

                      And the second thing that I'm wondering about is the promotional levels on Tropicana. Typically the promotional expenditures on - or not Tropicana, excuse me, Gatorade, are typically the promotional spending on a Gatorade even close to what they are maybe on a Pepsi or the carbonated soft drink business in general?

Steve Reinemund:      George, on your first question, I'm not sure what you're
                      actually asking. I think that Roger just sort of amplified the growth rates that we're looking at.

Roger Enrico:         Yes, I think George that the 9.4% Gatorade revenue growth
                      assumes zero benefit -- none -- from any combination with PepsiCo. So those benefits that you and I could quite easily articulate are upsides to this model. And we've just not worked any numbers in - through we do believe there are going to be some benefits. And we've not included any numbers either domestically or internationally. So 9.4 if you will, revenue growth from Gatorade is the base case.

George Thompson:      I guess my question through is how significant could that
                      be, mix change?

Roger Enrico:         Well some people have modeled up to a 10% increased in
                      sales from this kind of synergy. You know, frankly, I haven't struck all those numbers yet myself and I don't know okay, nothing that I'd be comfortable sharing with you today.

George Thompson:      Okay.

Steve Reinemund:      On your second question, Sue would you try to handle that
                      one?

Sue Wellington:       Excuse me, can I get the question again?

Man:                  Go ahead Steve.

Steve Reinemund:      Go ahead and restate it George.

Sue Wellington:       In terms of the trade expense?

Steve Reinemund:      Yes, right.

Sue Wellington: I - rather than talking specifically because I think it's getting into a price discussion, I would just... in with the warehouse delivered beverage. And it was probably more in line with Tropicana ambient business then they are in the Pepsi-Cola refreshment business.

                      To be fair, it's almost an irrelevant comparison because as Roger has stated, in the grocery, large format chain convenience store chain drug, chain mass merchant et cetera business, it's the intention to keep those businesses warehouse delivered and operating very similar to where they are today.

George Thompson:      From the promotional spending in the mom and pop side of
                      the business is minimal. Is that correct?

Sue Wellington:       If they are a mom and pop business period it is relatively small. Certainly the financial investment would also be.

George Thompson:      Okay, fine. Thank you.

Operator:             And we do have time for two more questions at this point.
                      I will go ahead and more our next question to Marc Cohen of Goldman Sachs.

Marc Cohen:           Good morning. I'm not sure who wants to field this. But I
                      was wondering if you might bring a little more life to this opportunity in the new grocery aisle for beverages.
                      You talked about 400 million increased Tropicana sales.
                      And I wonder if you can just give us better perspective or more perspective on what the key segments of this, you know, newer area that you're talking about really are in your mind, how Pepsi's products really are lining up, you know, where you see the business headed and what the competencies that you have really to leverage as you look at this area are?

Steve Reinemund:      Let me make a comment there and let Roger and Bob give
                      their thoughts. But right now, between Gatorade and Tropicana as it exists, we have a pretty significant presence there. But we think from the sales side, from the product development side, from the manufacturing and procurement side, there's just an enormous amount of synergy that allows us to work together to really be a leader in this aisle. And I thought Roger's suggestion of taking a look at this aisle would be very helpful to you as you try to think through what the potential upside would be. You only have to walk down the aisle and imagine what this could be and the leadership that could be provided here by the scale of these two players.

                      And frankly, Gatorade has the leading position there today. And we think that Gatorade can bring an enormous amount of leadership to the ambient Tropicana business.

Roger Enrico:         Yes Mark, I would add by saying one way to think about
                      this is just think about these grocery stores and various aisles. You know, really Tropicana is primarily a chilled-juice company. And a very high proportion of its total business really is in one block-buster product, Tropicana Pure Premium.

                      So when you think about the chilled section of the store where these products are merchandise, in most parts of the country and in most accounts, Tropicana is by far the big gut-- fastest turns, the highest profits, the greatest out of stocks I might add okay, in the grocer's offerings.

                      And so it's natural that Tropicana is looked to by our retail customers to be the category captain people they would expect to bring the best insight on how to manage that section to the customer's benefit -- to the greatest customer benefit.

                      Now we walked down the soft drink aisle of the store. Now clearly now that's a DSD aisle okay. And, you know, certainly we've got a pretty significant competitor there. I wouldn't suggest that we didn't. But nonetheless, Pepsi-Cola in more cases than anyone else is selected to be the category captain for the soft drink aisle, presumably because our folks are pretty good at brining the insight to the customer as to how to optimize his returns and his sales.

                      Needless to say, when we go down the snack food aisle, Frito-Lay is by far the preferred partner of the retail customers out there and has done a really superb job in optimizing the retailer sales and profits and profit growth from snack foods.

                      Now we have the opportunity to go down a fourth aisle, an aisle in which we presently participate in only a very modest way with Tropicana Twister and a few other products, an aisle that is highly fragmented, an aisle that from a large format standpoint represents - is the representation of the larger category of $7-1/2 billion, and an aisle in which Gatorade really has the biggest share of anything sold in that aisle -- about 10%.

                      And what we expect to be able to do now is what we've done in these other three aisles that I've just described, is be able to bring the insights to our retail customers that would allow us to improve our position in that category.

                      Now I'm not suggesting this is only all about insights and category management. Right along with that, we would expect more product innovation, more product news, more package news -- you name it -- all the things that come together to build the growing and healthier business.

                      So that's kind of the way we look at it. And frankly, one way to think about this is that while we've all thought about a lot and modeled in our own minds maybe, what PepsiCo's store door or distribution system, both PepsiCo beverage and snack could bring to the Quaker portfolio, what we're suggesting is of equal importance is something that we should give as much thought to is what - Quaker very capable warehouse selling and go-to-market system can bring to the PepsiCo portfolio.

                      And in fact we see very hard synergies coming from that. And it now gives us the scale that Tropicana alone does not have to be able to be a premier warehouse delivery partner to our customers as well as a premier store door partner.

Marc Cohen:           Thank you.

Operator:             And our final question today comes from Doug Lane of
                      Merrill Lynch.

Doug Lane:            Yes, good morning everybody. First, to follow on Mark's
                      question, I assume that aisle that you're talking about
                      Roger, there's nobody really that have category management. I mean how is that aisle being run now? So can you just put some color on that? So I think just adding a category manager in general would be viewed as a positive there.

                      And then this is an expertise, obviously your DSD side has. Will this be managed in conjunction with the Pepsi-Cola system or independently? And then a couple other questions.

                      You talked about the hot fill capabilities that go along with the manufacture of the functional beverages. Can you just drill down a little bit on what kind of hot fill capabilities the combined Tropicana and Gatorade has and Pepsi-Cola with co-packers and whatever and how that compares to competitors and what really logistical opportunities there are there?

                      And then my last question is - deals with a specific channel with the convenience channel. It seems to me that with the combination of Gatorade and the PepsiCo brand, that you're going to have an awfully large presence in the convenience stores. So can you elaborate on the health of the convenience channel, both pricing and volume growth and then how you plan to continue to gain share there?

Roger Enrico:         Okay, that's a big order but let me give it a shot. On the first question with respect to category management of the aisle I described, given the way I described the aisle -- and not to sound focetious -- if there is anyone of those category managers I don't think they'll admit it. So I would say that is not a - it is not an aisle that has had the benefits of category management.

                      Now with respect to where we'll get that capability if you will for category managing that aisle, I think first off I'd say that the Quaker sales organization is certainly quite familiar with the category management techniques and the State of the Art know-how how to do that.

                      And obviously they would get all the assistance that PepsiCo can provide which includes by the way, a power one center that we have out of Dallas that specifically does highly sophisticated research and analyticals on category management on the categories we work. So obviously they'll be able to tap into that whole capability that we have.

                      Now, on the hot fill thing, I'm going to come up short on that one because that's a whole lot more than I am confident that I know. I may think I know some of it, but I'm not sure I actually do.

                      I would say that the combination of all of these, we believe would make us by far the largest hot fill manufacturer in the United States. Some of our hot fill right now is done co-packed. Some of it is - and when I say our, I mean the combined companies now. A good deal of it is done in-house. And point in fact, in the Pepsi system, there are some underutilized hot fill facilities where we hot fill Lipton Tea and frapaccino. And as you know, the Lipton tea business has moved more toward brisk which is a cold filled product. So we have some additional capacity within the Pepsi system that also can be utilized. Then of course Tropicana's ambient products are hot filled.

                      So all of this in combination along with the warehousing and over-the-road delivery type logistics costs related not too much now to the Pepsi system but to the total Tropicana business chilled and ambient and the Gatorade business, that's where we see getting the 65 million by year five of pre-tax saves.

                      And your final point on convenience stores, clearly this - we're already an extraordinary important supplier to convenience stores. As you know, as measured by IRI, we are - Pepsi-Cola is the leading supplier in the refreshment beverage business to convenience stores. Added to that, we have a small but pretty nicely growing now, business with Tropicana in convenience stores. And as you well know, Gatorade has a very successful and highly developed convenience store business.

                      And I have no doubt that we're going to see some opportunities going forward to make all of that more efficient and more effective -- nothing we've modeled into our combination models again. But I would expect that that business would continue to be, if not an accelerating - and excellent source of growth if not an accelerating source of sales and profit growth for the combined companies.

Doug Lane:            I assume that channel still is among the more rapidly
                      growing distribution channels, the convenience?

Roger Enrico:         Yes. Yes, that's correct. And not only distribution, but
                      on same store sales growth because you're just getting a lot of sales growth out of this channel on beverages as people move to these single serve and cold bottle as opposed to simple the take home business.

Doug Lane:            And just finally Roger, I appreciate the response, but in
                      trying to put convenience in perspective, do you have what percentage of PepsiCo. And let's include Frito-Lay in there as well is - of the convenience channel or vice-versa what the convenience channel is of the combined
                      PepsiCo here. Do you have those?

Roger Enrico:         Well I'll tell you, rather than give you an off-the-top
                      head answer which is probably wrong given I've got about
                      400,000 numbers in my head and that's not one of them right now - let us - we'll go off-line and get you that answer

Doug Lane:            Okay.

Roger Enrico:         Of course we can get the number for you.

Doug Lane:            Okay, thank you.

Operator:             That concludes today's question and answer session. At
                      this time, I would like to turn the call back over to Kathleen Luke for closing remarks.

Kathleen Luke:        I just wanted to thank everybody for joining us today. A
                      couple housekeeping matters for just a second.

                      First, we really want to apologize to those who are on the Web site. Apparently we understand there were some slide shows that were (unintelligible). And I guess due to the high level of interest, the server went down in the middle. But the entire Web cast will be available for replay on our Web site which is www.PepsiCo.com. The audio portion on the Web site will be available by noon. And the complete audio and slide show together will be posted by the end of the day.

                      We also have the call recorded. And it's available for playback on the phone by dialing in the US, 888-203-1112. And if you're outside of the US, you can dial in at 719-457-0820. And in either case, you should use the reservation number 496950. And that playback will be available commencing at noon today and will be available through 5 o'clock on Friday.

                      So thank you all for joining us and we'll talk to you another time.

Operator:             And that concludes today's conference. Thank you for
                      choosing Premier conferencing.


                                       END